MECHEL REPORTS 1Q2013 OPERATIONAL RESULTS

Moscow, Russia – May 13, 2013 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2013 operational results.

Production and sales for 1Q2013

Production:

Product name	1Q2013, thousand	4Q2012, thousand	1Q2013 vs. 4Q2012, %	1Q2013, thousand	1Q2012, thousand	1Q2013 vs. 1Q2012, %
	tonnes	tonnes		tonnes	tonnes
Coal (run-of-mine)	6,406	6,970	-8	6,406	6,413	0

Pig iron	972	1,054	-8	972	1,023	-5

Steel	1,300	1,430	-9	1,300	1,655	-21

Sales:

Product name	1Q2013, thousand	4Q2012, thousand	1Q2013 vs. 4Q2012, %	1Q2013, thousand	1Q2012, thousand	1Q2013 vs. 1Q2012, %
	tonnes	tonnes		tonnes	tonnes
Coking coal	2,843	2,513	+13	2,843	3,181	-11
concentrate

Including coking	613	640	-4	613	628	-2
coal concentrate supplied to Mechel enterprises

PCI	817	725	+13	817	503	+62

Anthracites	541	453	+19	541	614	-12

Including	4	25	-86	4	58	-94
anthracites supplied to Mechel enterprises

Steam coal	1,551	1,420	+9	1,551	1,504	+3

Including steam	427	419	+2	427	355	+20
coal supplied to Mechel enterprises

Iron ore concentrate	1,039	1,171	-11	1,039	1,118	-7

Including iron ore	5	12	-53	5	150	-96
concentrate supplied to Mechel enterprises

Coke	796	854	-7	796	889	-10

Including coke	519	546	-5	519	669	-22
supplied to Mechel enterprises

Nickel	0	0.5	0	0	4.2	0

Including nickel	0	0	0	0	0.6	0
supplied to Mechel enterprises

Ferrosilicon	22.8	22	+6	22.8	18.0	+27

Including	8.4	7.6	+10	8.4	7.2	+16
ferrosilicon supplied to Mechel enterprises

Chrome	10.1	17	-40	10.1	17.2	-41

Including chrome	1.4	2	-1	1.4	2.5	-43
supplied to Mechel enterprises

Flat products	185	184	+1	185	214	-14

Including those	94	94	0	94	141	-34
produced by third parties

Long products	841	966	-13	841	937	-10

Including those	233	242	-4	233	196	+19
produced by third parties

Billets	355	652	-46	355	540	-34

Including those	88	130	-33	88	268	-67
produced by third parties

Hardware and welded	204	239	-15	204	213	-5
mesh

Including those	12	17	-28	12	11	+18
produced by third parties

Forgings	19	18	+3	19	18	+5

Stampings	25	28	-10	25	28	-10

Electric power	1,194,337	1,175,399	+2	1,194,337	1,213,029	-2
generation (thousand kWh)

Heat power	2,723,119	2,536,507	+7	2,723,119	3,202,981	-15
generation (Gcal)

Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented on the company’s 1Q2013 results:

“In 1Q2013, we have had an expected decrease in coal production compared to 4Q2012 due to less favorable conditions of open pit mining in cold winter months. At the same time, a certain improvement in the metallurgical coal market, which we could see since the beginning of this year, and our company’s efforts aimed at expanding its client base enabled us to significantly boost our sales of coking coal, anthracites and PCI both internationally, primarily to Asia Pacific, and domestically, including supplies from Mechel Bluestone, which resumed operations early this year, to North America’s market. As a whole, coking coal sales in 1Q2013 increased by 13% compared to 4Q2012, anthracite sales increased by 19% and PCI sales by 13%. Steam coal sales also went up by 9% compared to the previous quarter, which is primarily due to increased supplies to the Group’s power enterprises, especially Southern Kuzbass Power Plant, which increased electricity generation due to seasonal factors.

“In the steel division, in 1Q2013 there was a decrease of sales on several counts, which was due to the measures taken to optimize production in view of steel product markets’ seasonal weakness, primarily the long rolls market, as well as disposal of Mechel’s steelmaking plants in Romania. Lower billet sales were due to the halting of Donetsk Electrometallurgical Plant.

“Ferrosilicon sales went up compared to 4Q2012 figures. Positive dynamics were due to repairs and launching of a furnace at Bratsk Ferroalloy Plant. A decrease in chrome sales was due to a planned production decrease at Tikhvin Ferroalloy Plant caused by a weaker market. Throughout the first quarter, the plant operated two furnaces out of four. Nickel was not produced due to the halting of Southern Urals Nickel Plant in late 2012 caused by unfavorable market conditions.

“The power division’s enterprises maintained their production results in 1Q2013 on the level of last year’s figures. A small decrease in results as compared to 1Q2012 was due to Mechel-Energo disposing of some power assets, primarily Toplofikatsia Rousse EAD. Also climate conditions were milder in this period compared to the same period last year, which have had their effect.”

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Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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All production and sales figures are preliminary and may be adjusted. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.